Airware Labs Corp.

7377 E. Double Tree Ranch Rd., Suite 260

Scottsdale, AZ 85258

October 14, 2014

Mr. Brian Cascio, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:       Airware Labs Corp.

Form 10-K for the fiscal year ended September 30, 2013

Filed January 13, 2014

Form 10-Q for the quarterly period ended June 30, 2014

Filed August 14, 2014

File No. 000-54730

Dear Mr. Cascio:

Airware Labs Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of September 25, 2014, pertaining to Company’s Form10-K as filed with the Securities & Exchange Commission (the “Commission”) on January 13, 2014 and Form 10-Q for the quarterly period ended June 30, 2014 which was filed on August 14, 2014 (collectively the “Filings”), File No. 000-54730.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 25, 2014.

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements, page F-1, Note 6, Loss on Warrants Exercised, page F-7

1.	Please further explain your accounting for the exercise of the warrants, including how the transaction resulted in a loss in your income statement, as well as how you determined the amount.

Response:

In response to your comment, we have provided a more detailed background with regards to the underlying warrants, the cashless exercise of those warrants, and a detailed explanation as to how it resulted in a loss in our income statement.

On December 14, 2009, Stockbridge Enterprises, L.P., a Nevada limited partnership (“Stockbridge”) acquired certain warrants to purchase the Company’s common stock pursuant to a Senior Secured Convertible Note by and between Stockbridge and the Company. On February 5, 2014, Stockbridge submitted Exercise Notices pursuant to which it exercised all of its 26,200,000 outstanding warrants.  Stockbridge elected to utilize the cashless exercise option provided for in the warrants, which resulted in the issuance of 22,457,143 shares of common stock.

As provided for in the warrants exercised by Stockbridge, the following formula was utilized to determine the number of shares to be issued on a cashless exercise basis:   X = Y (A-B)/A where: X = the number of shares of Common Stock to be issued to Holder; Y = the number of shares of Common Stock for which this Option is being exercised; A= the Market Price of the Common Stock; and B= the Exercise Price. As used herein, “Market Price” shall be defined as the closing trading price of the Company’s common stock on the date of exercise. The Market Price on the date the warrants were exercised was equal to $0.70 and the Exercise Price was equal to $0.10. For the purposes of this transaction, the following sets forth the manner in which the number of shares to be issued was calculated upon cashless exercise:

X = Y (A-B)/A                       22,457,143 = 26,200,000 ($0.70-$0.10) / $0.70

As a result of the foregoing, 22,457,143 shares of common stock were issued pursuant to the cashless exercise of the warrants. These shares were issued on March 5, 2014.  The total value of the shares issued was $15,720,000, which was calculated by multiplying the Market Price by the number of shares issued (22,457,143 x $0.70), but the Company did not receive any additional capital because of the cashless exercise.

For the quarter ended December 31, 2013, the warrant liability was calculated as $1,805,966 based on Black-Scholes pricing using the December 31 stock price of $0.20.  The difference between the warrant liability already accounted for, $1,805,966, and the total value of $15,720,000 of the shares issued to Stockbridge pursuant to the cashless exercise was recorded as a “Loss on Warrants Exercised” equal to $13,914,034, as disclosed in the Company’s Statements of Operations and Statements of Cash Flows reported on Form 10-Q for the period ended June 30, 2014.

In connection with the Company’s responding to the comments set forth in the September 25, 2013 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jeffrey Rassas

Jeffrey Rassas

CEO and President